UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

William R. Dougherty

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

December 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.1%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 7,221,836 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,221,836 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 7,221,836 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.2%2/
14	Type of reporting person (see instructions) OO

1/

Includes 7,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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Explanatory Note

This Amendment No. 17 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”), and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019 and Amendment No. 16 to the Schedule 13D filed on August 22, 2019 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

As a result of its acquisition of beneficial ownership of more than 5% of the Class A Common Stock of VMware, Inc. (“VMware” or the “Issuer”) on December 30, 2019, as reported in Item 5(a), EMC Equity Assets LLC (“EMC Sub”) is a Reporting Person for purposes of this Schedule 13D.

EMC Sub is an indirectly wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC. EMC Sub has been formed for the principal purpose of engaging in transactions in securities. EMC Sub’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 15, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

During the past five years, neither EMC Sub nor, to its knowledge, its sole manager or any of its executive officers listed on Annex A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Annex A and amended Item 5 is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment No. 17 is incorporated by reference into this Item 3.

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Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On December 30, 2019, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) by and among Pivotal Software, Inc. (“Pivotal”), VMware and Raven Transaction Sub, Inc., a Delaware corporation and wholly-owned subsidiary of VMware (“Merger Sub”), Merger Sub merged with and into Pivotal. Pivotal was the surviving corporation in the Merger and, as a result, became a wholly-owned subsidiary of VMware at the effective time of the Merger.

At the effective time of the Merger, pursuant to the Merger Agreement, (i) each outstanding share of Class A Common Stock of Pivotal (other than (a) shares held by any of Pivotal’s stockholders who have properly exercised and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and (b) shares held in the treasury of Pivotal or owned, directly or indirectly, by Dell Technologies Inc., EMC Equity Assets LLC, VMW Holdco LLC, VMware or Merger Sub immediately prior to the effective time) was cancelled, ceased to exist and automatically converted into the right to receive $15.00 in cash and (ii) each outstanding share of Class B Common Stock of Pivotal (other than shares of the Class B Common Stock of Pivotal held directly or indirectly by VMware or its subsidiaries) was cancelled, ceased to exist and converted into the right to receive 0.0550 shares of Class B Common Stock of VMware in exchange for each share of Class B Common Stock of Pivotal. As a result, EMC Sub, a wholly-owned subsidiary of Dell Technologies, exchanged its 131,306,110 shares of Class B Common Stock of Pivotal for 7,221,836 shares of Class B Common Stock of VMware. The 44,208,162 shares of Class B Common Stock of Pivotal previously held by VMware were canceled for no consideration and ceased to exist.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) As of the date hereof, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 337,900,441 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 307,221,836 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock, and (iii) EMC Sub is the beneficial owner of a portion of such shares consisting of 7,221,836 shares of Class B Common Stock. As of the date hereof, the 337,900,411 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 81.0% of the shares of Class A Common Stock. Of those 337,900,441 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 47.1% of the shares of Class A Common Stock and the 7,221,836 shares of Class A Common Stock beneficially owned by EMC Sub represent approximately 6.2% of the shares of Class A Common Stock.1/

(b) As of the date hereof:

Dell Technologies has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

1/

In each case, based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

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EMC has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

VMW Holdco has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 80,000,000 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 80,000,000 shares.

EMC Sub has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 7,221,836 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 7,221,836 shares.

Michael S. Dell has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of the date hereof, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer and, included in that amount, VMW Holdco controls approximately 19.5% of the combined voting power of both classes of common stock of the Issuer and EMC Sub controls approximately 2.3% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c) The response set forth in Item 4 of this Amendment No. 17 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement. Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person listed in Annex A filed as an attachment to Amendment No. 15 to the Schedule 13D, and as amended in this Amendment No. 17, has effected any transaction involving the Class A Common Stock of VMware during the last 60 days from the date hereof.

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Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 15 – Joint Filing Agreement, dated as of January 2, 2020, by and among Dell Technologies Inc., EMC Corporation, VMW Holdco LLC, EMC Equity Assets LLC and Michael S. Dell.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name: Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

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ANNEX A

Annex A is hereby amended by adding the following:

MANAGER AND EXECUTIVE OFFICERS

EMC EQUITY ASSETS LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of EMC Equity Assets LLC. Each such person is a citizen of the United States. The business address of each manager and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the managers or executive officers of EMC Equity Assets LLC beneficially owns any shares of Class A Common Stock of the Issuer.

Manager	Principal Occupation
Robert L. Potts	Senior Vice President and Assistant Secretary

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman
Tyler W. Johnson	Senior Vice President and Treasurer
Richard J. Rothberg	General Counsel and Secretary
Thomas W. Sweet	Chief Financial Officer
Robert L. Potts	Senior Vice President and Assistant Secretary
Tom Vallone	Senior Vice President, Tax
Maya G. McReynolds	Senior Vice President and Chief Accounting Officer

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